UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ To _____

Commission file number 1-44



ARCHER-DANIELS-MIDLAND COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

      ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2008 and 2007

Contents

<p style="text-align: center;">Report of Independent Registered Public Accounting Firm</p>

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

St. Louis, Missouri
June 10, 2009

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

| | December 31 | |
	2008	2007
Assets		
Interest in Master Trust at fair value	**$220,158,804**	$319,673,008
Accrued investment income	**324,542**	5,023,833
Participant loans receivable	**9,107,195**	3,950,202
Contributions receivable from employer	**832,178**	748,990
Net assets available for benefits at fair value	**230,422,719**	329,396,033
Adjustment from fair value to contract value for fully responsive investment contract	**3,396,891**	257,373
Net assets available for benefits	**$233,819,610**	$329,653,406

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2008	**2007**
Additions:		
Contributions from employer	**$ 10,001,783**	$ 9,137,622
Contributions from participating employees	**15,032,794**	14,030,891
Dividend and interest income	**4,116,103**	10,772,160
	29,150,680	33,940,673
Deductions:		
Withdrawals	**18,854,474**	21,613,458
Plan expenses	**54,977**	45,142
Transfers	**8,448,645**	2,047,178
	27,358,096	23,705,778
Net realized and unrealized appreciation (depreciation) in fair value of investments	**(97,626,380)**	65,641,601
Net increase (decrease)	**(95,833,796)**	75,876,496
Net assets available for benefits at beginning of year	**329,653,406**	253,776,910
Net assets available for benefits at end of year	**$233,819,610**	$329,653,406

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

December 31, 2008

1. Description of the Plan

General

The ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Plan) is a defined contribution plan available to all eligible hourly employees of Archer-Daniels-Midland Company (ADM or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan document and the prospectus for a more complete description of the Plan's provisions.

Employee eligibility varies by location and employment status. Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee eligibility.

Arrangement With Related Party

All plan assets are held by Hickory Point Bank & Trust, FSB, a wholly owned subsidiary of ADM, through a master trust agreement (the Master Trust) established for the Plan and the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees.

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 50% of their compensation to the Plan, subject to certain Internal Revenue Service (IRS) limitations and the Plan's provisions for the participating location. Participants age 50 or older can make additional "catch-up" contributions, up to the limits allowed under the tax laws.

Until December 31, 2008, the Company matched participant contributions to the Plan with ADM common stock. The Company match varies by location. The participant and Company contributions vested immediately to the participant. Effective January 1, 2009, ADM's matching contributions are made in cash. In addition, starting January 1, 2009, the Company will also make a non-elective contribution of 1% to all eligible employees' accounts and has revised the match formula. The Company contributions may vary for bargaining unit employees. For participants hired after January 1, 2009, the Company match and non-elective contributions will vest over a two year period for eligible employees.   Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee contributions, employer match and non-elective contribution eligibility and limitations.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plan and in ADM common stock.

Participants can elect at any time to convert all or any number of the shares of ADM common stock acquired through participant contributions and Company match to cash and have the cash transferred within the Plan to be invested in the investment options available under the Plan.

Participant Loans

On January 1, 2008, the criteria to obtain a participant loan changed. For eligible hourly employees, loans are allowed for general purposes, educational or medical expenses, purchase of a primary residence, funeral or burial expenses, to prevent eviction or foreclosure and for casualty repair to a home or auto. General purpose, educational or medical expense loans are available for terms of up to five years and home purchase loans are available for terms of up to ten years. The terms of the other loans vary by situation.

Eligible participants may borrow from their fund accounts a minimum of $1,000 or the amount available to the participant up to the lesser of $50,000, 50% of their participant account balance or 100% of their loan eligible fund accounts. A "loan-eligible plan account" for this purpose is any plan account except an account reflecting "Roth" contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon. A maximum of one loan may be outstanding to a participant at any time.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate at the time of the loan's issuance plus 1%. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck. Eligibility for the general purpose loan varies by appendix applicable to participating locations.

Participant Accounts

Each participant's account contains the participant's contributions, roll-over or transferred accounts from other qualified plans, the Company's matching contributions and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Withdrawal

The fully vested value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last business day of the plan year. The fair value of the participation units in the fully responsive investment contracts is based on quoted redemption value on the last business day of the plan year. Unallocated funds are invested in a short-term money market account. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date as declared by the related investment.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust investment in the Galliard Stable Value Fund (the Fund) is considered a synthetic guaranteed investment contract. The Fund replaced the Invesco Stable Value Fund effective February 1, 2008. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the Fund as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Fund is based on information reported by Galliard at the last business day of the plan year. The contract value of the Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard ("SFAS") 157, "Fair Value Measurements". SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels are described below:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:   Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:   Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually, or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities. Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

ADM and other common stock:
ADM and other common stocks are valued at the closing price reported on the New York Stock Exchange and are classified within level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the NASDAQ and are classified within level 1 of the valuation hierarchy.

3. Fair Value Measurements (continued)

Stable Value Fund:
The security backed contract is created through the Fund's investments in wrapper contracts associated with its investments in common collective trusts. The fair value of a wrapper contract provided by a security backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are directly observable inputs. The fair values of the common collective trusts are based on the cumulative net asset value of their underlying investments, which are primarily U.S. government and agency securities, municipal bonds, and corporate notes and bonds. The fair value of these underlying investments are generally determined by quotes from a quotation reporting system, established market makers, or pricing services.

Participant Loans:
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ADM and other common stock	$509,201,651	$ –	$ –	$509,201,651
Mutual funds	271,513,255	–	–	271,513,255
Stable value fund	–	156,933,894	–	156,933,894
Total assets at fair value	$780,714,906	$156,933,894	$ –	$937,648,800

3. Fair Value Measurements (continued)

Participant loans are the only investments specific to the Plan. Fair value of the Plan's participant loans balance of $9,107,195 is classified as a level 3 investment.

Level 3 Gains and Losses:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Participant loans
Balance at beginning of year	$ 3,950,202
Issuances and settlements (net)	5,156,993
Balance at end of year	$ 9,107,195

4. Investment Contract

The Master Trust invests in investment contracts through the Galliard Stable Value Fund (the Fund). The Fund is considered a security backed investment contract and primarily invests in common collective trusts, as well as wrapper contracts. The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested. The portfolio underlying the contract is maintained separately from the contract issuer's general assets, by a third party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Investment Contract (continued)

The primary variables impacting the future crediting rates of security backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses a compound net crediting rate formula, which reflects fees paid to security backed contract issuers.

The security backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The crediting rate of security backed investment contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The yield earned by the Fund at December 31, 2008 was 6.20%. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2008. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2008 was 4.16%. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2008.

Security backed investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4. Investment Contract (continued)

Security backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer's determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5. Master Trust Investment Information

The Plan's investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2008 and 2007, the Plan's interest in the net assets of the Master Trust was approximately 24%.

The following table presents the investments for the Master Trust:

	December 31	
	2008	**2007**
Assets		
Investment securities at fair value:		
ADM common stock	**$ 506,439,622**	$ 805,616,265
Mutual funds	**271,513,255**	394,095,482
Common collective trusts	**–**	156,037,872
Investment contract	**156,933,894**	–
Other common stock	**2,762,029**	3,775,217
	937,648,800	1,359,524,836
Adjustment from fair value to contract value for fully responsive investment contract	**13,658,695**	1,095,203
	$ 951,307,495	$1,360,620,039

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31	
	2008	**2007**
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
ADM common stock	**$(268,008,531)**	$255,721,316
Mutual funds	**(151,470,530)**	(4,799,518)
Other common stock	**(821,382)**	(408,422)
	(420,300,443)	250,513,376
Dividend and interest income	**$ 25,517,084**	$ 46,965,804

The 2007 net realized and unrealized appreciation (depreciation) amounts have been adjusted to reflect plan expenses which are now separately classified in the statement of changes in net assets available for benefits.

6. Plan expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Mutual funds incur expenses in the course of their operations and distribute returns to shareholders based on the fund's net income. Accordingly these costs are not shown in plan expenses. Participants are charged check processing fees in certain circumstances. Costs of administering the Plan, including the trustee, record keeper, audit and actuarial fees are currently paid by the Plan's sponsor, ADM. While it is anticipated that ADM will continue to pay these costs, the Plan permits the reasonable expenses of administering the Plan to be paid from the trust fund.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants remain 100% vested in their contributions.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31 | |
	2008	**2007**
Net assets available for benefits per the financial statements	**$233,819,610**	$329,653,406
Adjustments to contract value for fully responsive investment contract	**(3,396,891)**	(257,373)
Amounts allocated to deemed distributions	**(1,316)**	-
Amounts allocated to withdrawing participants	**(50,457)**	(119,011)
Net assets available for benefits per the Form 5500	**$230,370,946**	$329,277,022

The following is a reconciliation of net realized and unrealized appreciation (depreciation) per the financial statements to the Form 5500:

| | Year Ended December 31 | |
	2008	**2007**
Net realized and unrealized appreciation (depreciation) per the financial statements	**$(97,626,380)**	$65,641,601
Current year adjustments to contract value for fully responsive investment contract	**(3,396,891)**	(257,373)
Prior year adjustments to contract value for fully responsive investment contract	**257,373**	-
Net realized and unrealized appreciation (depreciation) per the Form 5500	**$(100,765,898)**	$65,384,228

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

| | Year Ended December 31 | |
	2008	**2007**
Withdrawals per the financial statements	**$18,854,474**	$21,613,458
Amounts allocated to deemed distributions	**1,316**	-
Current year amounts allocated to withdrawing participants	**50,457**	119,011
Prior year amounts allocated to withdrawing participants	**(119,011)**	(31,556)
Withdrawals per the Form 5500	**$18,787,236**	$21,700,913

Amounts allocated to withdrawing participants were recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2008 and 2007, but not yet paid.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

9. Income Tax Status

The Plan received a determination letter from the IRS dated August 3, 2007, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt from taxation.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Schedule

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	**Description**	**Current Value**
Participant loans*	Loans, interest rates from 4.75% to 10.5%, maturities through 2013	$9,107,195

* Parties in interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Steven R. Mills

Steven R. Mills
Executive Vice President and
Chief Financial Officer

Dated: June 25, 2009

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-42612 dated July 31, 2000, as amended by Post-Effective Amendment No. 1 dated August 8, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (formerly ADM 401(k) Plan for Hourly Employees) and the Registration Statements (Form S-8 No. 333-75073 dated March 26, 1999, and Form S-8 No. 333-37694 dated May 24, 2000) pertaining to the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (as successor in interest to the ADM Employee Stock Ownership Plan for Hourly Employees) of our report dated June 10, 2009, with respect to the financial statements and schedule of the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 10, 2009